May 19, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mark P. Shuman, Branch Chief - Legal

Re:	Answers Corporation Amendment No. 2 to Form S-3 filed April 14, 2006 File No. 333-131108

Dear Mr. Shuman:

This letter sets forth the responses of Answers Corporation, a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 9, 2006 concerning the Company’s Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-131108) filed with the Commission on April 14, 2006 (the “Registration Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated May 9, 2006. References in the text of the responses herein to captions and page numbers are to Amendment No. 3 to Form S-3 which is being filed herewith. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Form S-3/A

General

1.
We are in receipt of your application for confidential treatment (control no. 18008), filed March 22, 2006. Comments on your application will follow shortly under separate cover. Please note that you must resolve all comments relating to your application prior to requesting acceleration of this registration statement.

We note that we must resolve all comments relating to your application prior to requesting acceleration of this registration statement.

Selling Stockholders, page 10

2.
Please refer to prior comment 3 from our letter dated April 10, 2006. Your response states that you have described all material terms of the issuance transactions through which each selling stockholder received the shares being offered for their account. However, we note that no agreements memoralizing these transactions and/or relationships are filed as exhibits to this registration statement. Since all agreements relating to the issuance transactions are material to the offering being made in this registration statement, please revise to file these agreements as exhibits or incorporate them by reference from previous filings. For example, it appears that the agreements relating to your Bridge Financing and Brainboost transaction have been previously filed. However, we were unable to locate where your December 13, 2004 investor relations consulting agreement with Barretto Pacific Corporation or your April 27, 1999 consulting agreement with Rivington Investments were filed as exhibits.

We have filed the Services Agreement between Answers Corporation (formerly GuruNet Corporation) and Barretto Pacific Corporation dated December 13, 2004 and the Consulting Agreement between Answers Corporation (formerly Guru International, Inc.) and Rivington Investments N.V. dated as of April 27, 1999 as exhibits to Amendment No. 3 to Form S-3.

Part II

Exhibit 5.1

3.
You reference 439,000 shares of common stock on the third line of the first paragraph. Please revise your opinion to state that it relates to the registration of 465,422 share of common stock (i.e. 439,000 Brainboost Shares plus 26,422 shares issuable upon exercise of the Reload Warrants) in this registration statement.

We have modified Exhibit 5.1 and filed it as an exhibit to Amendment No. 3 to Form S-3.

Very truly yours,

/s/ Jeffrey J. Fessler

Jeffrey J. Fessler